UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GTSI CORP.

(Name of Subject Company (Issuer))

UNICOM SUB ONE, INC.

(Offeror)

A Wholly Owned Subsidiary of

UNICOM SYSTEMS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.005 PAR VALUE

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Corry Hong

President and Chief Executive Officer

15535 San Fernando Mission Blvd.

Suite 310

Mission Hills, CA 91345

Telephone: (818) 838-0606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Mark R. Ziebell, Esq.

Melissa Sallee, Esq.

Snell & Wilmer L.L.P.

600 Anton Blvd., Suite 1400

Costa Mesa, CA 92886

Telephone: (714) 427-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$76,672,943.25	$8,786.72

(1)	Estimated for purposes of calculating the filing fee only. This valuation was estimated by multiplying the offer price of $7.75 per share by 9,707,909 shares of GTSI Corp. common stock issued and outstanding as of April 30, 2012 and 185,374 common share equivalents underlying options of GTSI Corp.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,786.72	Filing Party: UNICOM SUB ONE, INC.
Form or Registration No.: Schedule TO	Date Filed: May 18, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.005 per share (the “Shares”), of GTSI Corp. (“GTSI”), at $7.75 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO filed on May 18, 2012 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

The Offer expired at 12:00 midnight, New York City time, on Friday, June 15, 2012. The Depositary has advised Parent and Purchaser that a total of 8,884,283 Shares had been validly tendered and not properly withdrawn upon expiration of the Offer (including 75,135 Shares subject to guaranteed delivery procedures), representing approximately 91.516% of the outstanding shares of GTSI. Purchaser accepted for payment all such Shares in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Parent expects to effect a short form merger of Purchaser with and into GTSI as soon as practicable, without the need for a vote or meeting of GTSI’s stockholders. At the Effective Time, each Share not purchased in the Offer (other than Shares held directly or indirectly by Parent, Purchaser or GTSI (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or Shares held by stockholders who have and properly exercise appraisal rights under applicable provisions of Delaware law) will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price. Upon the closing of the Merger, GTSI will become a wholly owned subsidiary of Parent.

A copy of the press release issued by Parent and GTSI announcing the expiration and results of the Offer is filed as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.

Item 12 Exhibits.

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on June 18, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2012

UNICOM SYSTEMS, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer

UNICOM SUB ONE, INC.

By:	/s/ Corry Hong
Name: Corry Hong
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 18, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published on May 18, 2012 in the Investor’s Business Daily.

(a)(1)(G)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on May 7, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(a)(1)(H)	Joint Press Release issued by GTSI Corp. and UNICOM Systems, Inc. on June 18, 2012.

(a)(2)(A)	Letter to the Stockholders of GTSI Corp. dated May 18, 2012 from Sterling Phillips, President and Chief Executive Officer of GTSI Corp., on behalf of the Board of Directors of GTSI Corp. (incorporated by reference to Exhibit (a)(2)(i) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(B)	Opinion of Raymond James & Associates, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(ii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(a)(2)(C)	Opinion of Stout Risius Ross, Inc. to the Special Committee of the Board of Directors and the Board of Directors of GTSI Corp. dated May 6, 2012 (incorporated by reference to Exhibit (a)(2)(iii) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 7, 2012, among GTSI Corp., UNICOM Systems, Inc. and UNICOM Sub One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(2)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Lee Johnson (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(3)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood Lacy, Jr. (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(4)	Stockholder Tender Agreement, dated as of May 7, 2012, by and between UNICOM Systems, Inc., UNICOM SUB ONE, INC., and Linwood A. Lacy, Jr. , Trustee of the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust (as stockholder of GTSI Corp.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on May 7, 2012).

(d)(5)	Non-Disclosure Agreement dated February 24, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(d)(6)	Non-Disclosure Agreement dated March 29, 2012, by and between GTSI Corp. and UNICOM Systems, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by GTSI Corp. with the Securities and Exchange Commission on May 18, 2012).

(g)	Not applicable.

(h)	Not applicable.